[redacted]

SECUR 14047933 SION

*
mr

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 4 2014
WASH, D.C.
189

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan. 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RenCap Securities, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third avenue - 20th floor
(No. and Street)

NYC (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Celauro 646-216-1705
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst + Young
(Name – *if individual, state last, first, middle name*)

5 Times square (Address) NYC (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/5/14

OATH OR AFFIRMATION

I, Vincent Celauro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RenCap Securities, INC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

Notary Public

ERIC S. MCMILLER
Notary Public, State of New York
Reg. No. 01MC6276070
My Commission Expires 02-04-2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

RenCap Securities, Inc.
December 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

EY
Building a better working world

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2013

Contents

Report of Independent Registered Public Accounting Firm.....1

Statement of Financial Condition.....3
Notes to Statement of Financial Condition.....4

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Building a better working world

Report of Independent Registered Public Accounting Firm

Board of Directors
RenCap Securities, Inc.

We have audited the accompanying statement of financial condition of RenCap Securities, Inc. (the "Company") as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RenCap Securities, Inc. as of December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2014

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2013

Assets	
Cash	$ 25,484,268
Receivables from clearing broker	1,372,861
Fixed assets, net	1,592,223
Due from affiliates	1,546,610
Income taxes receivable	76,909
Deferred tax asset, net	2,355,013
Other assets	528,345
Total assets	$ 32,956,229
Liabilities and stockholder's equity	
Liabilities:	
Accrued compensation	$ 5,433,544
Accounts payable and accrued expenses	852,720
Due to affiliates	41,027
Total liabilities	6,327,291
Stockholder's equity:	
Common stock, $0.01 par value; 100 shares authorized, issued, and outstanding	1
Additional paid-in capital	21,549,999
Retained earnings	5,078,938
Total stockholder's equity	26,628,938
Total liabilities and stockholder's equity	$ 32,956,229

See the accompanying notes to the statement of financial condition.

1. Organization

RenCap Securities, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Renaissance UK Holdings Limited (the "Parent"), a UK registered company, which is a wholly-owned subsidiary of Renaissance Financial Holdings Limited, a limited liability company incorporated in Bermuda. The financial statements of the Parent are consolidated in the financial statements of the holding company, Renaissance Capital Investments Limited ("RCIL"). RCIL is primarily engaged in the Russian and Central Independent States financial markets and provides a full range of financial services to clients.

On December 21, 2012 Renaissance Capital Holdings Limited ("RCHL"), parent Company of RCIL, entered into a share purchase agreement with Onexim Holdings Limited ("Onexim") whereby Onexim purchased all shares of RCHL and its subsidiaries. The closing date of the transaction was April 5, 2013.

The Company is engaged principally in the purchase and sale of American Depository Receipts, Global Depository Receipts and local shares linked to the Russian and African equity markets. Trades are executed on an agency basis. The Company provides its foreign affiliates with access to financial institutions primarily located in the United States and Latin America. In exchange for these services the Company earns a net share of commission and brokerage income.

2. Significant Accounting Policies

Basis of Accounting

The Company's statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities Transactions

Securities transactions and related expenses are recorded on a trade date basis.

2. Significant Accounting Policies (continued)

Fixed Assets

Furniture, equipment and computer software are carried at cost and are depreciated on a straight-line basis using the estimated useful lives of the respective assets, ranging from three to five years.

Leasehold improvements are being amortized on a straight-line basis over the shorter of the estimated useful life of the improvement or the term of the lease.

Fees From Related Party

The Company's fees from related party income are earned according to the cost plus transfer pricing methodology, in which expenses are reimbursed at cost + 10%.

Income Taxes

The Company accounts for taxes in accordance with ASC 740, *Income Taxes*. Under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return.

Deferred income tax assets and liabilities are determined based upon differences between statement and financial condition and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740-10, *Accounting for Uncertainty in Income Taxes*, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

3. Net Capital and Other Regulatory Requirements

The Company, a registered broker dealer, is subject to Rule 15c3-1, the Uniform Net Capital Rule, of the Securities and Exchange Commission ("SEC"). This rule requires the maintenance of minimum net capital. The company utilized the alternative method available under this rule and is required to maintain $250,000 in minimum net capital. At December 31, 2013, the company had net capital of $20,538,780 which was $20,288,780 in excess of the required minimum net capital.

Advances, dividends, and capital withdrawals may be limited by various regulations in order to maintain required minimum net capital.

Proprietary balances, if any, held at the Company's clearing broker ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker performs computations for PAIB assets and segregates certain balances on behalf of the Company, if applicable.

With respect to its introduced customer transactions in domestic securities, the Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule. With respect to transactions in foreign securities the Company operates pursuant to the exemption from Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

4. Receivables from Clearing Broker

The Company introduces and clears certain customer trades on a fully disclosed basis through its clearing broker, JP Morgan Chase. In the normal course of business the Company will have commissions receivable. At December 31, 2013 the total amount due from JP Morgan Chase was $1,372,861 of which $1,000,000 million consists of a clearing deposit and $372,861 consists of commissions' receivable.

5. Fixed Assets

Fixed assets at December 31, 2013 consist of the following:

Equipment	$ 965,201
Leasehold improvements	3,843,380
Computer software	132,941
Furniture and fixtures	474,679
Total fixed assets	5,416,201
Less accumulated depreciation and amortization	3,823,978
Total fixed assets less accumulated depreciation	$ 1,592,223

6. Income Taxes

At December 31, 2013, the Company recorded a gross deferred tax asset of $2,364,319, which primarily relates to accrued bonus compensation not yet deductible for tax purposes. The Company recorded a gross deferred tax liability of $9,306 which relates to other various book/tax differences. At December 31, 2013, the Company did not record a valuation allowance for its deferred tax assets as it is more likely than not that the deferred tax assets will be fully realized.

The Company analyzed its tax positions with respect to applicable income tax issues for open tax years in each respective jurisdiction with a tax analysis as of December 31, 2013 and determined that there was no requirement to accrue any liabilities, pursuant to ASC 740-10. Accordingly, the Company did not accrue any interest or penalties for the year ended December 31, 2013.

The Company is currently under examination in NYS for tax years 2009 through 2011 and is subject to examination for the 2012 tax year. The Company is subject to examination in NYC for tax years 2009 through 2012. For federal purposes, the Company is subject to examination for tax years 2010 through 2012.

7. Related Party Transactions

Included in Due from affiliates on the statement of financial condition is $1,361,021 related to the cost plus transfer pricing methodology.

Amounts Due from affiliates generally arise from costs paid by the Company on behalf of its affiliates. At December 31, 2013, this amounted to $185,589.

8. Commitments, Contingent Liabilities and Concentration of Credit Risk

The Company leases office space under a non-cancellable operating lease. Minimum future rental payments remaining under the lease as of December 31, 2013 are as follows:

	Minimum Rental Payments
Year ending:	
2014	$ 645,750
2015	645,750
2016	645,750
Thereafter	376,688
	$ 2,313,938

The operating lease expires in August 2017 and is subject to escalations

ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. In that regard, the Company has agreed to indemnify, without limit, its clearing broker for losses that they may sustain from the customer accounts introduced by the Company. At December 31, 2013, there were no significant unsecured customer balances maintained by its clearing broker and subject to such indemnification. Customer transactions introduced by the Company are typically collateralized by customer securities or supported by other types of recourse provisions. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. At December 31, 2013 and during the year then ended, there were no amounts to be indemnified to the clearing broker for these accounts. Trades during 2013 were executed on an agency basis.

The Company maintains its cash balances with one major financial institution.

9. Fair Value Measurement

The Company values all investments in accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") (previously, Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*). ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company had no assets or liabilities measured at fair value under ASC 820 as of December 31, 2013.

Fair Value Option

ASC 825, *Financial Instruments*, provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The fair value option has been not been elected for any financial assets or liabilities.

10. Incentive Compensation Plans

Certain employees of the Company participate in various long-term incentive compensation plans (the "Plans"). The Plans primarily consist of deferred cash which are subject to certain vesting provisions. These awards are expensed over the vesting period.

11. Subsequent Events

The company has evaluated subsequent events through February 28, 2014, the date of which these statement of financial condition are available to be issued.

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
RenCap Securities, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of RenCap Securities, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating RenCap Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. RenCap Securities, Inc.'s management is responsible for RenCap Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger and vouched cash disbursements.

   There were no findings noted.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013.

   EY summed the total revenue line amounts across the four quarterly X-17A-5 forms for the year ended December 31, 2013 and compared that total to the amount reported in Form SIPC-7 for the year ended December 31, 2013 and noted that there was $190,913 difference between the amounts recorded in the quarterly Focus report ($13,930,698) and the amount recorded on the SIPC report ($13,739,785). The net impact to the SIPC general assessment was $477.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no adjustments and no findings were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048011 FINRA DEC
RENCAP SECURITIES INC 6*6
780 3RD AVE 20TH FL
NEW YORK NY 10017-2024

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 34,350

B. Less payment made with SIPC-6 filed (exclude interest) (19,017)
7/29/2013 CK# 3747
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 15,333

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 15,333

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RenCap Securities Inc.
(Name of Corporation, Partnership or other organization)

Vincent Calarco
(Authorized Signature)

Controller
(Title)

Dated the_____ day of_______________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 13,739,785
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
. SIPC Net Operating Revenues	$ 13,739,785
2e. General Assessment @ .0025	$ 34,350 (to page 1, line 2.A.)

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
RenCap Securities, Inc.

In planning and performing our audit of the financial statements of RenCap, Securities, Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These deficiencies were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2013, and these deficiencies do not affect our report on the financial statements of the Company dated February 28, 2014.

We identified control deficiencies whereby compensation agreements entered into by the Company were not accounted for appropriately. Additionally, we noted review control deficiencies pertaining to the Company's accounting for income taxes. Both control deficiencies resulted in several adjustments that were not identified by the Company's controls and which had a material impact on the Company's financial statements and the Company's computation of net capital at December 31, 2013. The Company is currently developing a remediation plan to address the identified deficiencies.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that with the exception of the deficiencies noted above that we consider to be material inadequacies, the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2014

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